As filed with the Securities and Exchange Commission on February 11, 2009.

Post-Effective Amendment No. 1 to the Registration Statement No. 333-156298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MEAD JOHNSON NUTRITION COMPANY

(Exact name of registrant as specified in its charter)

Delaware	2000	80-0318351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2400 West Lloyd Expressway

Evansville, Indiana 47721-0001

(812) 429-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Mead Johnson Nutrition Company

Attention: William P’Pool, Esq.

2400 West Lloyd Expressway

Evansville, Indiana 47721-0001

(812) 429-5000

(Name and address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Susan Webster, Esq. Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000 Fax: (212) 474-3700	Richard D. Truesdell, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017-3911 (212) 450-4000 Fax: (212) 450-3800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☒ File No. 333-156298

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.

Large accelerated filer ☐             Accelerated filer ☐             Non-accelerated filer ☒             Smaller reporting company ☐

This Post-Effective Amendment to the Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The sole purpose of this Post-Effective Amendment No. 1 is to file Exhibit 10.26. No other changes have been made to the registration statement. Accordingly, the amendment consists only of the facing page, this explanatory note and Item 16 of the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits

All exhibits filed with or incorporated by reference in Registration Statement No. 333-156298 are incorporated by reference into, and shall be deemed part of, this registration statement, except the following, which are filed herewith.

Exhibit No.	Description

10.26	China Services Agreement by and between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated February 10, 2009
23.1	Consent of Deloitte & Touche LLP
23.6	Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Evansville, Indiana, on February 11, 2009.

MEAD JOHNSON NUTRITION COMPANY

By:	/S/ STEPHEN W. GOLSBY
Stephen W. Golsby Chief Executive Officer and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on February 11, 2009.

Signature	Title
/S/ STEPHEN W. GOLSBY Stephen W. Golsby	Chief Executive Officer and Director (Principal Executive Officer)

* Peter G. Leemputte	Chief Financial Officer, (Principal Financial Officer)

* Stanley D. Burhans	Vice President and Controller (Principal Accounting Officer)

* James M. Cornelius	Chairman of the Board of Directors

* Lamberto Andreotti	Vice Chairman of the Board of Directors

* John E. Celentano	Director

* Jean-Marc Huet	Director

* Sandra Leung	Director

* By:	/S/ STEPHEN W. GOLSBY
Stephen W. Golsby, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

10.26	China Services Agreement by and between Bristol-Myers Squibb Company and Mead Johnson Nutrition Company, dated February 10, 2009
23.1	Consent of Deloitte & Touche LLP
23.6	Consent of Deloitte & Touche LLP